Manufacturing Agreement Number 09–101

MANUFACTURING
SUPPLY
AGREEMENT

BETWEEN

Life Medical Technologies Inc. (LMTI)

AND

Micromem Applied Sensor Technologies Inc. (MASTINC)

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Manufacturing Agreement Number 09–101

MANUFACTURING SUPPLY AGREEMENT

Agreement made this day of August 2009, between

Life Medical Technologies Inc. (“Buyer”)

with its principal place of business at

140 Prospect Avenue
PH10
Hackensack NJ
07601

AND

Micromem Applied Sensor Technologies Inc. (“Supplier”)

with its principal place of business at

245 Park Avenue, 24th Floor
New York, New York
10167

This Agreement sets forth the terms of conditions under which the Supplier will perform certain production work, and preparatory product development efforts, on behalf of the Buyer and the terms and conditions of this Agreement shall apply to all products listed on Appendix A (“Products”).

1.0

GENERAL

1.1	LIABILITY

Except as otherwise provided in this Agreement, neither party shall be liable for special, indirect, incidental, or consequential damages arising out of or in connection with claims brought by third parties, or any indemnifications granted by either party in connection with this Agreement.

1.2	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, such invalidity of unenforceability shall not affect the enforceability of any other provisions of this Agreement not held to be invalid.

1.3	AMENDMENTS

Modification of this Agreement must be made in writing, signed by a duly authorized corporate officer of each party. No Amendment shall be deemed effective, until each party receives a duplicate original of such Amendment.

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1.4	COMPLIANCE WITH THE LAWS, DISPUTE RESOLUTION

Both parties agree to comply with all applicable laws, rules and regulations with regard to the performance of its obligations under the Agreement.

The Buyer and Supplier shall make a reasonable good faith effort to resolve any dispute, controversy or claim which may arise between them in relation to or in connection with this Agreement by amicable negotiation, failing which, the parties shall resolve the dispute through arbitration as provided for in this Section 1.4.

Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach thereof, that cannot be settled between the parties within a reasonable period of time. and in any event within [30] days of the date on which one party gives other notice of the dispute, controversy or claim, shall be determined by arbitration administered by the American Arbitration Association in accordance with its commercial arbitration rules. The number of arbitrators shall be [one]. The place of arbitration shall be New York, New York. The language of the arbitration shall be English. Buyer and Supplier each consent to such arbitration and the non–exclusive jurisdiction of the Federal and State Courts sitting in New York, NY to enforce arbitration, and any arbitration award.

1.5	WAIVER

A waiver of any default, breach or non–compliance under this Agreement shall not be effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non–observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non– compliance under this Agreement will not operate as a waiver of that party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non–observance (whether of the same or any other nature).

1.6	NOTICES

Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax or other similar means of electronic communication, in each case to the applicable address set out below.

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To: (Supplier)	TO: (Buyer)
Micromem Applied Sensor
Technologies, Inc.	LMTI
245 Park Avenue	140 Prospect Avenue
24th Floor	PH10
New York, NY	Hackensack, NJ
10167	07601
Attn: Steven Van Fleet	Attn: Carol Fitzgerald
svanfleet@micromeminc.com	Cfitzgerald@lifemt.com
FAX: 845 227 805	FAX:
With a copy to:
Micromem Technologies Inc.
777 Bay Street, Suite 1810
Toronto, Ontario M5G 2E4
Attn: Joseph Fuda
jfuda@micromeminc.com
FAX: 416.360.4034

Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following business day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth business day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt. Any party may from time to time change its address under this Section by notice to the other party given in the manner provided by this Section.

1.7	FORCE MAJEURE

Neither party will be liable nor deemed to be in default for delay or failure in performance or interruption of service hereunder resulting directly or indirectly from acts of God, wars, floods, riots, labor strikes, worldwide parts shortages, or transportation shortages. The time of performance so affected or delayed will be deemed extended for the period of such delay. The party claiming excuse for failure to perform due to force majeure shall notify the other party in writing within five (5) days of the existence of the force majeure cause and its expected duration.

1.8	PROPRIETARY INFORMATION

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Each party hereby agrees that all information provided to the other party under this Agreement, whether oral or in writing, shall be subject to the terms of the Non–Disclosure Agreement previously executed between the parties as attached as Schedule C.

1.9	REPRESENTATIONS AND WARRANTIES

Each of the Buyer and the Supplier warrants to the other that: (i) it is a corporation validly existing under the laws of its jurisdiction of organization; (ii) it has the right, authority and capacity to enter this Agreement and perform its obligations hereunder; (iii) it has taken all steps necessary to validly enter into this agreement; (iv) it is the owner of or has the right to use all intellectual property required in order to fulfill its obligations under the terms of this Agreement; (v) it has the right to perform all obligations under this Agreement; and (vi) this agreement is enforceable against it in accordance with its terms.

The Buyer further represents and warrants to the Supplier as follows:

a)

Predicated upon and subject to Seller’s ownership and right to utilize the sensor technology and printed electronic substrate set forth in Appendix A in the manufacture and sale of the Products, the Buyer has the worldwide rights to develop, assemble and sell the Products and is not aware of any infringement claims by other parties with respect to the Products, and

b)

The Buyer acknowledges that the working relationship as contemplated herein with the Supplier is on an exclusive basis and that the Buyer will not engage any other Supplier to provide the Products contemplated in this Agreement during the term of the Agreement providing that the Supplier is in compliance with the terms of the Agreement.

The Supplier further represents and warrants to the Buyer as follows:

a)

The Supplier will provide to the Buyer a mutually agreed to initial Product design and will work with Buyer in a commercially reasonable manner to develop and produce Product enhancements, Product family additions and cost reductions over the term of this Agreement; and

b)

The Supplier acknowledges that the working relationship as contemplated herein with the Buyer is on an exclusive basis and the Supplier will not provide the Product contemplated in this Agreement to any other party during the term of the Agreement providing that the Buyer is in compliance with the terms of the Agreement.

c)	The Supplier is not aware of any infringement claims by other parties with respect to its technology.

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1.10	ASSIGNMENT

Neither party may assign this Agreement or otherwise transfer any of its rights and obligations hereunder without the prior written consent of the other party, provided that either party may assign this Agreement to a wholly–owned subsidiary of such party that agrees in writing to accept and honor all of the terms of this Agreement, with the assigning party remaining responsible for the performance of its subsidiary’s obligations.

1.11	ENTIRE AGREEMENT

This Agreement and the Confidentiality Agreement dated the date hereof between the parties constitutes the entire agreement between the parties with respect to the subject matter hereof and merges all prior discussions and negotiations between them. There are no oral representations or inducements pertaining thereto, which are not contained herein and in such Confidentiality Agreement; and neither of the parties hereto shall be bound by any conditions, warranties, understandings or representations with respect to such subject matter other than as expressly provided herein and therein.

1.12	NON-LICENSING

The parties understand that except as expressly stated herein, the terms and conditions of the Agreement shall not be considered in any way as a grant of any license under either party’s present or future intellectual property or other proprietary rights.

1.13	DEVELOPMENTS AND DESIGN RIGHT

The Design Right/Copyright of all development and design undertaken by the Supplier on behalf of the Buyer shall be the property of Buyer subject to a reimbursement obligation of Buyer that is deemed satisfied and shall terminate upon delivery of the initial purchase order issued by Buyer. This includes but is not limited to all developments related and not–related to the patents/technology of the Buyer and by its nature this obligation and transfer of rights is not limited to any duration of the contract and shall survive and be effective following any termination of the agreement.

For greater certainty:

a)

Any proprietary rights to technology research and development that the Supplier undertakes with respect to its sensor technology or with respect to the printed circuit solution that it develops shall remain solely the asset of the Supplier.

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b)

The yet to be named medical product application which incorporates the Product sold by the Supplier to the Buyer as contemplated in this Agreement and all proprietary rights pertaining thereto (other than as specified in Section 1.13 (a) above) shall remain solely the asset of the Buyer.

1.14	PUBLIC ANNOUNCEMENTS

Except to the extent otherwise required by applicable law or with the prior consent of the other party, neither party shall make any public announcement regarding this Agreement or the transactions contemplated by this Agreement.

1.15	TIME OF THE ESSENCE

Time shall be of the essence of this Agreement in all respects.

1.16	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the laws of the United States of America applicable in such State.

1.17	COUNTERPART SIGNATURES

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a party may send a copy of its original signature on the execution page hereof to the other party by facsimile transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving party.

2.0

WORK SCOPE

During the term of this Agreement, the Supplier will use its commercially reasonable efforts to supply to the Buyer Product that meets the assembly, test, quality and documentation requirements communicated to the Supplier by the Buyer from time to time, at the costs quoted by the Supplier to the Buyer in writing. and in accordance with the delivery schedule contemplated in the Buyer’s purchase orders delivered in accordance with the terms of this Agreement.

Supplier acknowledges that assembly and test, labeling and production records must meet all applicable regulations and ISO/FDA product standards. Supplier shall manufacture, sell and deliver products listed on Appendix A exclusively to Buyer under the terms and conditions of this Agreement.

3.0

AGREEMENT TERMS AND ORDERING

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3.1	TERM OF AGREEMENT

It is anticipated that the Overall Term of this Agreement is intended to be a minimum of 36 months (30) months from the agreement date unless terminated earlier as provided in Section 10.0.] The Agreement shall have an initial term of 12 months and thereafter, on each anniversary of the date hereof, shall renew automatically for a further 12–month period unless either party provides the other party with written notice that to the other party this Agreement shall not automatically renew no less than 90 days prior to the renewal date, in which case the Agreement shall terminate in accordance with its terms.

3.2	PURCHASE ORDERS/FORECAST

Upon execution of this Agreement Buyer will commit to the issuance of an initial purchase order by August 31, 2009 as contemplated in Appendix B. This commitment is subject to the agreement of Buyer and Seller as to the design of the Products, and receipt of all necessary FDA approvals for the Products no later than 45 days prior thereto. Buyer will issue a forecast for an initial term of three months, including specific schedules for the first month. Thereafter, Buyer will provide Supplier with a rolling three–month forecast, which will include one–month window of release schedules.

Buyer’s purchase orders (“Orders”) will be in writing and with the following information: (1) identification of the Products by quantity, model number, revision and description; (2) shipment instructions, including requested shipment date, and (3) price shall included in the Order. All scheduled delivery dates included in Orders shall be dates for shipment of the applicable Products from the Supplier's facilities.

Supplier will use commercially reasonable efforts to secure long lead– time components on behalf of the Buyer in quantities and timing intended to allow Supplier to meet the production requirements identified in the Buyer’s forecasts.

3.3	RESCHEDULING

Buyer may make changes to Orders as follows:

a)	Orders deliverable in the month in which Supplier is notified of such proposed change and in the first full month thereafter shall not be subject to cancellation or revision; and

b)	Orders deliverable from the start of the second full month following the date on which Supplier is notified of such proposed change may be increased or decreased by the Buyer..

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3.4	RESCHEDULING AND CANCELLATION CHARGES

In the case of cancellation, Buyer is responsible for any undamaged material, at quoted standard cost, inventoried by Supplier in support of Buyer’s cancelled Order that is not reusable by Supplier or returnable to the Supplier of such material. Additionally, Buyer is responsible for any cancellation charges, restocking charges, or any irrevocable commitments incurred by Supplier for such material.

Such inventory items will be identified upon the initial execution of this Agreement, and as they become otherwise identified during the course of this Agreement.

3.5	INCREASE IN FORECASTED REQUIREMENTS

If there is an increase in forecasted requirements, Supplier shall use commercially reasonable efforts to service the increased Order(S) and shall advise Buyer of its ability to service the increase Order(S). Buyer and Supplier, together, shall use their commercially reasonable efforts to work with the Suppliers of long–lead materials to ensure that an adequate supply of such materials will be available at all times.

3.6	CONTRACT CANCELLATION CHARGES

For the convenience of the Buyer, , Buyer may cancel Orders, provided that Buyer pays Supplier for:

a)	all goods already shipped;

b)	all finished goods and work–in–process in Supplier’s inventory;

c)

all raw materials in Supplier’s inventory that cannot be returned to the Suppliers of such materials for refund or, in the event of a partial refund, the difference between Supplier’s cost and the amount of such refund;

d)	all outstanding orders of raw materials that cannot be cancelled or, if cancellable, the costs of such cancellation; and

e)	any handling charges incurred by Supplier in connection with such raw materials orders.

3.7	REGULATORY INDUCED CHANGES

In the event any that the goods proposed to be produced pursuant to this agreement require a governmental or regulatory approval in any jurisdiction prior to shipment, or an additional regulatory requirement must be met to goods previously shipped, Buyer and Supplier in good faith shall cooperate in satisfying any such regulatory requirements including changes to products that are necessary or advisable .

4.0

TOOLING, FIXTURES AND PROGRAMS

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Unless otherwise agreed between the parties in writing, any equipment, tooling or materials of any kind that is issued to the Supplier by the Buyer shall remain the property of the Buyer. The Supplier shall be responsible for maintaining the equipment, tooling and materials in a good and serviceable condition, reasonable wear and tear accepted. At Buyer’s request and expense, upon termination of the Agreement, all of such equipment, tooling and material shall be returned to the Buyer.

5.0

QUALITY ASSURANCE

Prior to the production of any Product, Buyer shall supply Supplier with detailed specification and accreditation requirements with respect thereto. If, after receiving such requirements, Supplier believes that it will not be able to satisfy any of them, it shall promptly notify Buyer and Buyer and Supplier shall make a reasonable good faith effort to find a solution to the issues identified by Supplier. Supplier shall not be required to produce any Product under this Agreement if it reasonably concludes it will not be able to satisfy the requirements with respect thereto provided by Buyer. Following Supplier’s written confirmation of acceptance of the requirements provided to it by Buyer with respect to a Product, Supplier shall ensure that Products supplied by it to Buyer meet all of such requirements. In the event that Buyer proposes to amend or alter any requirement previously provided by it to Supplier or add any further requirements, such amendment, alteration or addition shall (unless such amendment, alteration or addition is submitted to comply with regulatory requirements)be subject to Supplier’s written approval and shall apply only with respect to Products produced following the date on which such amended, altered or additional requirement is accepted by it in writing, other than as contemplated by Section 3.7.

6.0

WARRANTY

6.1	WARRANTY PERIOD

The Supplier warrants its Product, for a period of thirty six months from the date of shipment to be free from defects in material and workmanship.

6.2	WARRANTY LIMITATION

The warranty is limited to replacement of defective Product and does not apply to any Products which have been abused or used other than in accordance with the written instructions with respect thereto or improperly stored, modified or repaired. Supplier will respond to warranty claims in a timely fashion.

6.3	WARRANTY CLAIMS

Warranty claims by Buyer shall state the specific nature of the defect, unit, part number, serial number and date the Product was discovered to be defective. The Supplier shall replace Products returned to Supplier under warranty. Supplier shall pay one–way transportation cost for the return of such Products and issue the replacement free of charge.

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7.0

ENGINEERING CHANGES

7.1	Engineering changes (“EC”s) maybe initiated by the Buyer under the following terms:

a)	Buyer gives written advance notice to Supplier of any EC requested by Buyer.

b)

Upon receiving such notice, Supplier will respond to Buyer on a timely basis and, as soon as reasonably practical, will provide to Buyer a written assessment of the anticipated effects of an EC on Supplier’s schedule and manufacturing costs (including costs associated with scrap and rework, retooling, fixtures, and any changes to the Product price).

c)

Supplier and Buyer shall negotiate in good faith on the costs and other details associated with processing and implementing the EC, provided that implementation of any EC will be contingent upon Supplier’s ability to implement the EC in a commercially reasonable manner. All EC implementation schedules will be at the mutual agreement in writing of Supplier and Buyer.

7.2	Engineering changes (ECs) maybe initiated by the Supplier under the following terms:

a)

For ECs proposed by Supplier, Supplier shall give advanced written notice to Buyer, including a written assessment of the anticipated effects of an EC on Supplier’s schedule and manufacturing costs (including costs associated with scrap and rework, retooling, fixtures, and any changes to the Product price).

b)

Thereafter, Supplier and Buyer shall negotiate in good faith on the costs and other details associated with processing and implementing the EC, provided that no EC shall be implemented without Buyer’s prior written consent, such consent not to be unreasonably withheld.

8.0

PRICES/TITLE

8.1

BASIS FOR PRICE CHANGES

a)	Anticipated Unit pricing is as listed in Appendix B.

b)	Except as provided in 8.1e below, pricing cannot be changed without the written approval of both parties, which shall not be unreasonably withheld.

c)	All prices are FOB Supplier’s facility. Buyer shall be responsible for any pay all shipped costs for Products.

d)

All taxes will be borne by Buyer. If sales to Buyer are exempt from any taxes, Buyer shall furnish to Supplier a certificate of exemption from the applicable taxing authority that is satisfactory to the Supplier, acting reasonably.

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e)

It is intended that pricing set forth on Appendix B shall remain fixed for an initial period of 12 months unless Buyer and Supplier mutually agree to revised pricing to reflect new developments that may arise from time to time during the year. Thereafter, the parties shall agree in writing to the applicable pricing for successive 12–month periods.

8.2

TITLE

Title to and risk of loss of the Products shall be passed to Buyer upon shipment from Supplier.

9.0

PAYMENT TERMS

The standard payment terms are net forty five (45) days from the date of invoice from Supplier. Interest shall be charged at commercial rates on overdue balances.

10.0

TERMINATION CLAUSE

10.1	BREACH

If either party breaches a material provision of the Agreement and, if capable of being remedied, the breach is not remedied within 30 days following receipt of written notice from the other party specifying the nature of the breach. If the breach is such that it is not capable of being remedied, the party providing notice of the breach shall not be required to wait until the expiry of the 30–day cure period before terminating this Agreement.

10.2	OTHER BASES FOR TERMINATION

Either party may terminate this Agreement by written notice upon the concurrence of any of the following events, unless such event is eliminated or cured within 10 days of notice therefore.

a)	The filing by the other party of a petition in bankruptcy or insolvency;

b)	Any adjudication that the other party is bankrupt or insolvent;

c)	The filing by the other party of any petition or answer seeking reorganization, readjustment, or rearrangement of the business under any law relating to bankruptcy or insolvency;

d)	The appointment of a receiver for all or substantially all the property of other party;

e)	The making by the other party of any assignment or attempted assignment of the benefit of creditors; or

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f)	The institution of any proceedings for the liquidation or winding up of the business or for the termination of the corporate charter of the other party.

10.3	SURVIVAL OF RIGHTS AND OBLIGATIONS

Termination of this Agreement shall not affect the survival of any rights or obligations hereunder which by their nature are to survive and be effective following termination of the Agreement including, without limitation, Sections 1.1, 1.6 and 10.3 and Articles 4.0, 6.0, 9.0 and 11.0.

11.0

INDEMNIFICATION

11.1

The Buyer hereby indemnifies the Supplier and its affiliates and the directors, officers, employees, representatives and agents of any of them and saves them fully harmless against, and will reimburse them for any damages, costs or expenses (including reasonable legal expenses arising from, in connection with or related in any manner whatsoever to any liability or obligation of such person in connection with a claim made by a third party, whether disputed or undisputed, in connection with the sale, distribution or use of Products, other than claims arising from (i) the infringement by any of the intellectual property owned or licensed from a third party by the Supplier and used in the supply of Product to the Buyer on any intellectual property rights of any third party, or (ii) any defect in any of the materials supplied by the Supplier to the Buyer.

11.2

The Supplier hereby indemnifies the Buyer and its affiliates and the directors, officers, employees, representatives and agents of any of them and saves them fully harmless against, and will reimburse them for any damages, costs or expenses (including reasonable legal expenses arising from, in connection with or related in any manner whatsoever to any liability or obligation of such person in connection with a claim made by a third party, whether disputed or undisputed, with respect to (i) the infringement by any of the intellectual property owned or licensed from a third party by the Supplier and used in the supply of Product to the Buyer on any intellectual property rights of any third party, or (ii) any defect in any of the Products (exclusive of materials furnished by Buyer).

11.3

If either the Buyer or the Supplier becomes aware of any actual or potential third party claim in respect of which it or any of its affiliates or the directors, officers, employees, representatives and agents of any of them may have a right of indemnification under this Agreement, such party (the “Indemnified Party”) shall promptly give written notice thereof to the other party (the “Indemnifying Party”). Such notice shall specify with reasonable particularity (to the extent that the information is available) the factual basis for the claim and the amount of the potential damages, costs and expenses arising there from, if known.

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11.4

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of a particular claim in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Agreement shall be reduced to the extent that damages, costs or expenses are incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

11.5

The Indemnifying Party shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the third party claim, which control shall rest at all times with the Indemnified Party, unless the Indemnifying Party: (i) irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, the third party claim; and (ii) furnishes evidence to the Indemnified Party which is satisfactory to the Indemnified Party of its financial ability to fully satisfy the costs of indemnifying the Indemnified Party; in which case the Indemnifying Party may assume such control at its expense through counsel of its choice.

11.6

If the Indemnifying Party elects to assume control as contemplated in Section 11.5, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out–of–pocket expenses incurred as a result of such participation or assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such third party claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co–operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the third party claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the third party claim.

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11.7

If, having elected to assume control of the negotiation, settlement or defence of the third party claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such third party claim.

11.8

If the Indemnifying Party fails to assume control of the defence of any third party claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such third party claim. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any third party claim, the Indemnifying Party shall not settle any third party claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

11.9

The Indemnifying Party shall be responsible for all costs and expenses (including reasonable legal expenses) incurred by the Indemnified Party in acting as contemplated pursuant to Sections 11.7 and 11.8 above.

Supplier	Buyer

___________________________________	_______________________________
Name: Steven Van Fleet	Name: Carol Fitzgerald
Position: President	Position: CEO
Micromem Applied Sensor Technologies Inc	Life Medical Technologies Inc.

August •, 2009	August •, 2009

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APPENDIX A - Products and Variants

A series of technology enhancements is planned to the yet to be named medical product form factor. Supplier will incorporate into a form factor its sensors in the form of a printable electronic substrate.

Supplier will also provide a printable electronics solution that will incorporate the ability to remotely read the information derived from the yet to be named medical device and provide a business opportunity for the Buyer to arrange for a pay per click service over the internet designed to provide near real time medical review of the sensor readings

Buyer to provide market feedback and input to Supplier on required form factors. Supplier will submit a series of designs to support the product enhancements and extension of the product family. Buyer will prioritize designs to support their current orders in house and support Buyer’s marketing plan.

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APPENDIX B - PRICING AND MARKETS

PRICING

Final pricing to be jointly agreed upon based upon development outcomes and solution timing/availability.

Buyer and Supplier mutually agree that:

a)

Buyer has a manufacturing strategy and , assuming completion of a mutually satisfactory developmental prototype in 2009 and obtaining of all necessary FDA approvals for the Products no later than 45 days prior thereto, expects sales backlog in place to allow products to be shipped to clients beginning in 2010. This expectation is subject to the agreement of Buyer and Seller as to the design of the Products.

b)

Supplier in order to grant the Buyer the rights under this manufacturing supply agreement including but not limiting to exclusivity and intellectual rights, Supplier mandates a 10 million unit order from Buyer as described herein this Section b. By August 31, 2009, Buyer will commit to issue Supplier a Purchase Order for an initial 10 million units with delivery, in installments, to coincide with Buyer’s schedule for bringing their production line on stream. This commitment is subject to the agreement of Buyer and Seller as to the design of the Products, and receipt of all necessary FDA approvals for the Products no later than 45 days prior thereto. Buyer expects to accept delivery of these units beginning in 2010, in accordance with fulfilling their expected client orders.

c)

The cost to Buyer of the initial 10 million units will depend upon the final product configurations approved by the Buyer. It is anticipated that the initial pricing will be between $1–$3 USD per unit. The actual pricing will be established once the Product has been fully defined and approved by the Buyer. If the Buyer and Supplier can not agree as to the initial pricing, this contract may be cancelled by either upon Thirty (30) days prior notice without penalty.

d)

Buyer and Supplier will issue a Press Release upon execution of this Agreement stating that they have entered into a manufacturing contract and collaboration to develop medical devices using the Supplier’s Sensor technology.

e)

The Supplier undertakes to work with the Buyer to mutually agree upon a continuing cost reduction strategy so as to optimize production costs over the course of the term of the Agreement. Buyer and Supplier acknowledge that the current targeted average unit cost for the balance of the anticipated volume will be dependent on the mix of product form factors and functionality and will be highly dependent upon volume. Volumes above 100 million units will substantially reduce unit costs. Anticipated volumes over the next three years will exceed 117 million units.

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f)	Supplier will underwrite all product development costs to support Buyer’s business plan.

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